Q&K International Group Limited

Suite 1607, Building A

No.596 Middle Longhua Road

Xuhui District, Shanghai, 200032

People’s Republic of China

November 5, 2021

VIA EDGAR

Jeffrey Lewis

Shannon Menjivar

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Q&K INTERNATIONAL GROUP Ltd (the “Company”)
Form 20-F for the fiscal year ended September 30, 2020
Filed February 16, 2021
File No. 001-39111

Dear Mr. Lewis and Ms. Menjivar:

In response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated September 20, 2021 (the “Comment Letter”), to the Form 20-F for the fiscal year ended September 30, 2020 of the Company filed on February 16, 2021 (the “FY 2020 20-F”), the Company submits this letter containing its responses to the Comment Letter via EDGAR to the Commission.

By way of background, on October 26, 2021, the Company sold all of its equity interest in Shanghai Qingke Investment Consulting Co., Ltd. (the “Former WFOE”), which was a wholly-owned subsidiary of the Company in China prior to the disposition, to Wangxiancai Limited, which is beneficially owned by the legal representative and executive director of one of the Company’s subsidiaries, a related party, for nominal consideration (the “Disposal”). The Former WFOE has a series of contractual arrangements with Shanghai Qingke E-commerce Co., Ltd (the “Former VIE”), the Company’s former variable interest entity, through which the Company carried out certain rental apartment operation business prior to the Disposal. The Former WFOE and the Former VIE, on a consolidated basis, had been loss making. According to the contractual arrangements, the Former VIE agrees to pay service fees equivalent to no less than 100% of its annual net profit to the Former WFOE. However, the Former VIE had never paid any service fee to the Former WFOE under the contractual arrangement as it had been loss making. The Disposal was performed to dedicate the Company’s business resources to operate higher-quality rental apartments through the Company’s subsidiaries in China. As a result of the Disposal, the Company no longer conducts any operation through a variable interest entity.

For the Staff’s background, the VIE structure was previously set up to give the Company flexibility to potentially expand into areas where PRC laws restrict or limit direct foreign investment. None of the Company’s business is prohibited or restricted from direct foreign investment pursuant to the PRC laws.

The Disposal was announced on October 26, 2021 through a press release, as well as on Form 6-K.

Securities and Exchange Commission

The following structure chart reflects the Company’s corporate structure as of the date hereof after the Disposal.

(1)	Chengcai Qu holds the remaining 0.1% of the shares of Chengdu Liwu Apartment Management Co., Ltd. on behalf of Qingke (Shanghai) Artificial Intelligence Technology Co., Ltd.

The percentage of the revenue generated from the Former WFOE and the Former VIE and its subsidiaries out of the Company’s consolidated total net revenues is estimated to decrease significantly from the fiscal year ended September 30, 2020 (“FY 2020”) to the fiscal year ended September 30, 2021 (“FY 2021”), as the Company dedicated its business resources to operate higher-quality rental apartments through its subsidiaries in China and reduced its operation under the Former WFOE and the Former VIE and its subsidiaries during FY 2021.

As a result of the Disposal, the Company no longer conducts any operation through a variable interest entity and the Company respectfully submits to the Staff that the disclosures related to the VIE structure as requested in the Comment Letter may not be relevant or meaningful to the investors in future filings. The Company will make applicable changes to reflect the Disposal in the Form 20-F for FY 2021 of the Company (the “FY 2021 20-F”).

For your convenience, the Staff’s comments from the Comment Letter are repeated below in bold, followed by the Company’s responses.

Securities and Exchange Commission

Form 20-F filed February 16, 2021

Part I, page 1

1.

At the outset of Part I, please include an Explanatory Note that discloses prominently that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. Explain whether the VIE structure is used to replicate foreign investment in Chinese-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never directly hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or value of your ADSs, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company as a result of this structure.

The Company will disclose that investors in the Company’s securities have purchased securities of a holding company incorporated in the Cayman Islands at the outset of Part I of its FY 2021 20-F to address the Staff’s comment.

2.

At the outset of Part I, provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China and Hong Kong. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your ADSs or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your Business Overview in Item 4 should address, but not necessarily be limited to, the risks highlighted in Part I.

The Company respectfully submits that it is exposed to legal and operational risks associated with its operations in China. The PRC government has significant authority to exert influence on the ability of a company with operations in China, including the Company, to conduct its business. Changes in China’s economic, political or social conditions or government policies could materially and adversely affect its business and results of operations. The Company is subject to risks due to the uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to the risks of uncertainty about any future actions of the PRC government on U.S. listed companies. The Company may also be subject to sanctions imposed by PRC regulatory agencies, including Chinese Securities Regulatory Commission (“CSRC”), if it fails to comply with their rules and regulations. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in companies having operations in China, including the Company, could significantly limit or completely hinder its ability to offer or continue to offer securities to investors, and cause the value of its securities to significantly decline or become worthless. These China-related risks could result in a material change in the Company’s operations and/or the value of its securities, or could significantly limit or completely hinder its ability to offer securities to investors in the future and cause the value of its securities to significantly decline or become worthless.

Securities and Exchange Commission

The PRC government may exert, at any time, substantial intervention and influence over the manner the Company’s operations. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews and new laws and regulations related to data security, and expanding the efforts in anti-monopoly enforcement. On July 10, 2021, the Cyberspace Administration of China (“CAC”) issued a draft of the revised Measures of Cybersecurity Review for public comment until July 25, 2021, or, the Revised Draft Measures, which, if adopted into law, would require cyberspace operators with personal information of more than one million users to file for cybersecurity review with the Cybersecurity Review Office (“CRO”), in the event such operators plan for an overseas listing. As advised by the Company’s PRC legal counsel, JunHe LLP, the Revised Draft Measures were released for public comment and have not yet been adopted into law, and its implementation provisions may be different from the draft as proposed and adoption or effective date remains substantially uncertain. Given the fragmented nature of the long-term rental apartment market in China, , the Company and its PRC legal counsel, JunHe LLP, are of the view that, as of the date hereof, the statements and regulatory actions by China’s government related to anti-monopoly concerns do not have a material adverse impact on its business.

Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and how existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on its daily business operation, its ability to accept foreign investments and listing on a U.S. or other foreign exchanges. In addition, the PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and the Company cannot rule out the possibility that it will in the future release regulations or policies regarding any other industry including the industry in which the Company operate, which could adversely affect its business, financial condition and results of operations.

The regulatory framework for the collection, use, safeguarding, sharing, transfer and other processing of personal information and important data worldwide is rapidly evolving in PRC and is likely to remain uncertain for the foreseeable future. Regulatory authorities in China have implemented and are considering a number of legislative and regulatory proposals concerning data protection. For example, the PRC Cyber Security Law, which became effective in June 2017, established China’s first national-level data protection for “network operators,” which may include all organizations in China that connect to or provide services over the internet or other information network. The PRC Data Security Law, which was promulgated by the Standing Committee of PRC National People’s Congress, or the SCNPC, on June 10, 2021 and became effective on September 1, 2021, outlines the main system framework of data security protection. Furthermore, the Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law, which were issued by the General Office of the State Council and another authority on July 6, 2021, require the relevant regulators to coordinate and accelerate amendments of legislation on the confidentiality and archive management related to overseas issuance and listing of securities, and to improve the legislation on data security, cross-border data flow and management of confidential information.

Securities and Exchange Commission

In addition, regulations, guidelines and other measures are expected to be adopted. Drafts of some of these laws, regulations or measures have now been published, including (i) the draft rules on cross-border data transfers of personal information and important data published by CAC in 2017, which may, upon enactment, require security review before transferring human health-related data out of China (ii) the Draft Personal Information Protection Law promulgated by the SCNPC in 2020 and passed the second deliberation of the SCNPC in April 2021, which outlines the main system framework and comprehensive requirements of personal information protection and processing, and (iii) the draft amendment to the Measures for Cyber Security Review published by CAC in July 2021, which provides that, among others, an application for cybersecurity review must be made by an issuer that is a “critical information infrastructure operator” or a “data processing operator” as defined therein before such issuer’s securities become listed in a foreign country, if the issuer possesses personal information of more than 1 million users, and that the relevant governmental authorities in the PRC may initiate cybersecurity review if such governmental authorities determine an operator’s cyber products or services, data processing or potential listing in a foreign country affect or may affect China’s national security. Under the current PRC cybersecurity laws in China, critical information infrastructure operators that intend to purchase internet products and services that may affect national security must be subject to the cybersecurity review. On July 30, 2021, the State Council of the PRC promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, which took effect on September 1, 2021. The regulations require, among others, that certain competent authorities shall identify critical information infrastructures. If any critical information infrastructure is identified, they shall promptly notify the relevant operators and the Ministry of Public Security. Currently, the Cybersecurity Law has not directly affected the Company’s business and operations, but in anticipation of the strengthened implementation of cybersecurity laws and regulations and the expansion of its business, the Company face potential risks if it is deemed as a critical information infrastructure operator under the Cybersecurity Law. In such case, the Company must fulfill certain obligations as required under the Cybersecurity Law and other applicable laws, including, among others, storing personal information and important data collected and produced within the PRC territory during its operations in China, which the Company is already doing in its business, and it may be subject to review when purchasing internet products and services. If a final version of the Revised Draft Measures are adopted, the Company may be subject to review when conducting data processing activities, and may face challenges in addressing its requirements and make necessary changes to its internal policies and practices in data processing.

Securities and Exchange Commission

As of the date hereof, the Company has not been involved in any investigations on cybersecurity review made by the CAC on such basis, and it has not received any inquiry, notice, warning, or sanctions in such respect. Based on the foregoing, the Company and its PRC legal counsel do not expect that, as of the date hereof, the current applicable PRC laws on cybersecurity would have a material adverse impact on its business.

On September 1, 2021, the Data Security Law of the People’s Republic of China (“the PRC Data Security Law”) became effective, which imposes data security and privacy obligations on entities and individuals conducting data-related activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. As of the date hereof, the Company has not been involved in any investigations on data security compliance made in connection with the PRC Data Security Law, and it has not received any inquiry, notice, warning, or sanctions in such respect. Based on the foregoing, the Company do not expect that, as of the date hereof, the PRC Data Security Law would have a material adverse impact on its business.

On July 6, 2021, the relevant PRC governmental authorities publicated the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As these opinions were recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. As of the date hereof, the Company has not received any inquiry, notice, warning, or sanctions from the CSRC or any other PRC government authorities. Based on the foregoing and the currently effective PRC laws, the Company and its PRC legal counsel, JunHe LLP, are of the view that, as of the date hereof, these opinions do not have a material adverse impact on its business.

As there are still uncertainties regarding these new laws and regulations as well as the amendment, interpretation and implementation of the existing laws and regulations related to cybersecurity and data protection, The Company cannot assure you that it will be able to comply with these laws and regulations in all respects. The regulatory authorities may deem the Company’s activities or services non-compliant and therefore require the Company to suspend or terminate its business. The Company may also be subject to fines, legal or administrative sanctions and other adverse consequences, and may not be able to become in compliance with relevant laws and regulations in a timely manner, or at all. These may materially and adversely affect its business, financial condition, results of operations and reputation.

The Company will make applicable changes to reflect the above in the FY 2021 20-F.

Securities and Exchange Commission

3.

At the outset of Part I, clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. Disclose clearly the entity (including the domicile) in which investors have purchased their interest.

As mentioned at the beginning of this letter, the Company no longer conducts any operation through any variable interest entity. As such, the Company will define “we,” “us,” “our company” and “our” as the holding company and its subsidiaries and will not use these terms when describing activities or functions of the Former VIE and its subsidiaries in the FY 2021 20-F. The Company will refer “Shanghai Qingke E-commerce Co., Ltd” as the “Former VIE” in the FY 2021 20-F. The Company will also disclose that investors in the Company’s securities have purchased securities of a holding company incorporated in the Cayman Islands in its FY 2021 20-F to address the Staff’s comment.

Item 3. Key Information, page 5

4.

Disclose clearly that the company uses a structure that involves a VIE based in China and what that entails and provide early in Item 3 a diagram of the company’s corporate structure, including who the equity ownership interests are of each entity. Describe all contracts and arrangements through which you purport to obtain economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entities in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

As mentioned at the beginning of this letter, the Company no longer conducts any operation through any variable interest entity. The Company will include the Company’s structure charts both before and after the Disposal in FY 2021 20-F.

Securities and Exchange Commission

5.

At the outset of Item 3, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross- references to the more detailed discussion of these risks in your annual report. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ADSs. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

The Company respectfully submits that, as mentioned in its response to comment 2, it is exposed to legal and operational risks associated with its operations in China. The PRC government has significant authority to exert influence on the ability of a company with operations in China, including the Company, to conduct its business. Changes in China’s economic, political or social conditions or government policies could materially and adversely affect its business and results of operations. The Company is subject to risks due to the uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to the risks of uncertainty about any future actions of the PRC government on U.S. listed companies. The Company may also be subject to sanctions imposed by PRC regulatory agencies, including CSRC, if it fails to comply with their rules and regulations. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in companies having operations in China, including the Company, could significantly limit or completely hinder its ability to offer or continue to offer securities to investors, and cause the value of its securities to significantly decline or become worthless. These China-related risks could result in a material change in the Company’s operations and/or the value of its securities, or could significantly limit or completely hinder its ability to offer securities to investors in the future and cause the value of its securities to significantly decline or become worthless.

The PRC government may exert, at any time, substantial intervention and influence over the manner the Company’s operations. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews and new laws and regulations related to data security, and expanding the efforts in anti-monopoly enforcement. On July 10, 2021, the CAC issued a draft of the revised Measures of Cybersecurity Review for public comment until July 25, 2021, or, the Revised Draft Measures, which, if adopted into law, would require cyberspace operators with personal information of more than one million users to file for cybersecurity review with the Cybersecurity Review Office (“CRO”), in the event such operators plan for an overseas listing. As advised by the Company’s PRC legal counsel, JunHe LLP, the Revised Draft Measures were released for public comment and have not yet been adopted into law, and its implementation provisions may be different from the draft as proposed and adoption or effective date remains substantially uncertain. The Company cannot predict the impact of the draft measures, if any, at this stage, and it will closely monitor and assess any development in the rule-making process.

The Company will make applicable changes to reflect the above in the FY 2021 20-F.

Securities and Exchange Commission

6.

At the outset of Item 3, disclose each permission that you, your subsidiaries or your VIEs are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve of the VIE’s operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

The Company respectfully submits that, as mentioned in its response to comment 2, under the current PRC cybersecurity laws in China, critical information infrastructure operators that intend to purchase internet products and services that may affect national security must be subject to the cybersecurity review. On July 30, 2021, the State Council of the PRC promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, which took effect on September 1, 2021. The regulations require, among others, that certain competent authorities shall identify critical information infrastructures. If any critical information infrastructure is identified, they shall promptly notify the relevant operators and the Ministry of Public Security. Currently, the Cybersecurity Law has not directly affected the Company’s business and operations, but in anticipation of the strengthened implementation of cybersecurity laws and regulations and the expansion of its business, the Company face potential risks if it is deemed as a critical information infrastructure operator under the Cybersecurity Law. In such case, the Company must fulfill certain obligations as required under the Cybersecurity Law and other applicable laws, including, among others, storing personal information and important data collected and produced within the PRC territory during its operations in China, which the Company is already doing in its business, and it may be subject to review when purchasing internet products and services. If a final version of the Revised Draft Measures are adopted, the Company may be subject to review when conducting data processing activities, and may face challenges in addressing its requirements and make necessary changes to its internal policies and practices in data processing.

As of the date hereof, the Company has not been involved in any investigations on cybersecurity review made by the CAC on such basis, and it has not received any inquiry, notice, warning, or sanctions in such respect. Based on the foregoing, the Company and its PRC legal counsel do not expect that, as of the date hereof, the current applicable PRC laws on cybersecurity would have a material adverse impact on its business.

On September 1, 2021, the PRC Data Security Law became effective, which imposes data security and privacy obligations on entities and individuals conducting data-related activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. As of the date hereof, the Company has not been involved in any investigations on data security compliance made in connection with the PRC Data Security Law, and it has not received any inquiry, notice, warning, or sanctions in such respect. Based on the foregoing, the Company do not expect that, as of the date hereof, the PRC Data Security Law would have a material adverse impact on its business.

Securities and Exchange Commission

On July 6, 2021, the relevant PRC governmental authorities publicated the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As these opinions were recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. As of the date hereof, the Company has not received any inquiry, notice, warning, or sanctions from the CSRC or any other PRC government authorities. Based on the foregoing and the currently effective PRC laws, the Company and its PRC legal counsel, JunHe LLP, are of the view that, as of the date hereof, these opinions do not have a material adverse impact on its business.

Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and how existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on its daily business operation, its ability to accept foreign investments and listing on a U.S. or other foreign exchanges. In addition, the PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and the Company cannot rule out the possibility that it will in the future release regulations or policies regarding any other industry including the industry in which the Company operate, which could adversely affect its business, financial condition and results of operations.

The Company will make applicable changes to reflect the above in the FY 2021 20-F.

7.

At the outset of Item 3, provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

Securities and Exchange Commission

The following table presents the cash flows among the Company, its subsidiaries and the consolidated Former VIE in FY 2018, FY 2019 and FY 2020.

	FY 2018	FY 2019	FY 2020
Cash flows through intercompany transfer	RMB	RMB	RMB
		(in thousands)
The Company transferred to the Former VIE	—	53,047	143,314
The Company transferred to the Subsidiaries	365,257	447,708	263,983
The Subsidiaries transferred to the Former VIE	234,829	299,774	234,911

All cash flows above were for financing purposes. No transfer of assets other than cash has occurred among the Company, its subsidiaries and the consolidated Former VIE. The Company’s subsidiaries and the consolidated Former VIE have not made any dividend or distribution to the Company. The Company has not made any dividend or distribution to any U.S. investor. The Former WFOE and the Former VIE, on a consolidated basis, had been loss making and the Former VIE had never paid any service fee to the Former WFOE under the contractual arrangement as it had been loss making.

As a holding company, the Company rely upon dividends paid to it by its subsidiaries in the PRC to pay dividends and to finance any debt the Company may incur. If the Company’s subsidiaries or other consolidated entities or any newly formed subsidiaries or other consolidated entities incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to the Company. In addition, the Company’s subsidiaries and other consolidated entities are permitted to pay dividends to the Company only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Pursuant to laws applicable to entities incorporated in the PRC, each of the Company’s subsidiaries and other consolidated entities in the PRC must make appropriations from after tax profit to a statutory surplus reserve fund. The reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) after offsetting accumulated losses from prior years, until such reserve reaches 50% of the subsidiary’s registered capital. The reserve fund can only be used to increase the registered capital and eliminate further losses of the respective companies under PRC regulations. These reserves are not distributable as cash dividends, loans or advances. In addition, due to restrictions under PRC laws and regulations, the Company’s PRC subsidiaries and other consolidated entities are restricted in their ability to transfer their net assets to the Company in the form of dividend payments, loans or advances. In addition, under regulations of the State Administration of Foreign Exchange of the PRC (the “SAFE”), Renminbi is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments and investments outside of China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made.

The Company will make applicable changes to reflect the above in the FY 2021 20-F.

Securities and Exchange Commission

8.

We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Early in your Item 3 disclosure, please provide in tabular form condensed consolidating schedule—depicting the financial position, cash flows and results of operations for the parent, the consolidated variable interest entities, and any eliminating adjustments separately—as of the same dates and for the same periods for which audited consolidated financial statements are required. Highlight the financial statement information related to the variable interest entity and parent, so an investor may evaluate the nature of assets held by, and the operations of, entities apart from the variable interest entity, which includes the cash held and transferred among entities.

The Company respectfully submits the table included in this letter as Exhibit A presenting the condensed consolidating schedules depicting the financial position, cash flows and results of operations for the Company, the consolidated Former VIE, the consolidated subsidiaries and any eliminating adjustments as of September 30, 2018, 2019 and 2020 and for FY 2018, FY 2019 and FY 2020. This table follows the line item disclosures with respect to the variable interest entity in Note 2 to the consolidated financial statements included in the FY 2020 20-F.

The Company will make applicable changes to reflect the above in the FY 2021 20-F.

9.

Early in your Item 3 disclosure, disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.

The Company respectfully submits that its financial statements as of September 30, 2020 and for FY 2020 contained in the FY 2020 20-F have been audited by Marcum Bernstein & Pinchuk LLP, an independent registered public accounting firm that is headquartered in Manhattan, New York. The Company’s financial statements as of September 30, 2019 and for each of the two years ended September 30, 2019 contained in this annual report have been audited by Deloitte Touche Tohmatsu Certified Public Accountants LLP, an independent registered public accounting firm that is headquartered in Shanghai, China with offices in other cities in China. Each of Marcum Bernstein & Pinchuk LLP and Deloitte Touche Tohmatsu Certified Public Accountants LLP is a firm registered with the U.S. Public Company Accounting Oversight Board (the “PCAOB”), and is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. According to Article 177 of the PRC Securities Law (last amended in March 2020), no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities in China. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. Marcum Bernstein & Pinchuk LLP has been inspected by the PCAOB on a regular basis with the last inspection in 2018 and an ongoing inspection that started in November 2020. However, recent developments with respect to audits of China-based companies create uncertainty about the ability of Marcum Bernstein & Pinchuk LLP to fully cooperate with the PCAOB’s request for audit working papers without the approval of the Chinese authorities. Marcum Bernstein & Pinchuk LLP’s audit working papers related to the Company are located in China. The PCAOB has not requested Marcum Bernstein & Pinchuk LLP to provide the copies of these audit working papers and as a result, Marcum Bernstein & Pinchuk LLP has not sought permission from the Chinese authorities to provide copies of these materials to the PCAOB. In addition, the PCAOB is currently unable to conduct inspections of the work of Deloitte Touche Tohmatsu Certified Public Accountants LLP without the approval of the Chinese authorities. The Company’s ADSs may be delisted under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the PCAOB is unable to inspect auditors with presence in China for three consecutive years. In June 2021, the United States Senate further passed an amendment to the HFCA Act which would accelerate the trading prohibition once the issuer is identified as having a “non-inspection” year from three years to two years, and clarified that the trading prohibition applies to any foreign jurisdiction that prevents inspection. This bill has been sent to the U.S. House for consideration. The delisting of the Company’s ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives its investors with the benefits of such inspections.

The Company will make applicable changes to reflect the above in the FY 2021 20-F.

Securities and Exchange Commission

Item 3. Key Information

D. Risk Factors, page 7

10.

Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or become worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that conduct all or substantially all of your operations.

The Company respectfully submits that, as mentioned at the beginning of this letter, the Company no longer conducts any operation through any variable interest entity and the Company respectfully submits to the Staff that its comments related to the VIE structure are no longer applicable to the Company.

11.

Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ADSs. Also acknowledge the risk that any action to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

The Company respectfully submits that recent regulatory developments in China may subject the Company to additional regulatory review and disclosure requirements, expose it to government interference, or otherwise restrict or completely hinder its ability to offer securities and raise capitals outside China, all of which could materially and adversely affect the Company’s business, and cause the value of its securities to significantly decline or become worthless.

As the Company mainly conduct its business in China, it may be subject to PRC laws relating to, among others, data security and restrictions over foreign investments in value-added telecommunications services and other industry sectors set out in the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2020 Edition). Specifically, the Company may be subject to PRC laws relating to the collection, use, sharing, retention security, and transfer of confidential and private information, such as personal information and other data. These PRC laws apply not only to third-party transactions, but also to transfers of information between the Company and its wholly foreign-owned enterprises in China, and other parties with which it has commercial relations. These PRC laws and their interpretations and enforcement continue to develop and are subject to change, and the PRC government may adopt other rules and restrictions in the future.

Securities and Exchange Commission

The Company is exposed to legal and operational risks associated with its operations in China. The PRC government has significant authority to exert influence on the ability of a company with operations in China, including the Company, to conduct its business. Changes in China’s economic, political or social conditions or government policies could materially and adversely affect its business and results of operations. The Company is subject to risks due to the uncertainty of the interpretation and the application of the PRC laws and regulations, including but not limited to the risks of uncertainty about any future actions of the PRC government on U.S. listed companies. The Company may also be subject to sanctions imposed by PRC regulatory agencies, including CSRC, if it fails to comply with their rules and regulations. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in companies having operations in China, including the Company, could significantly limit or completely hinder its ability to offer or continue to offer securities to investors, and cause the value of its securities to significantly decline or become worthless. These China-related risks could result in a material change in the Company’s operations and/or the value of its securities, or could significantly limit or completely hinder its ability to offer securities to investors in the future and cause the value of its securities to significantly decline or become worthless.

The PRC government may exert, at any time, substantial intervention and influence over the manner the Company’s operations. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews and new laws and regulations related to data security, and expanding the efforts in anti-monopoly enforcement. On July 10, 2021, the CAC issued a draft of the revised Measures of Cybersecurity Review for public comment until July 25, 2021, or, the Revised Draft Measures, which, if adopted into law, would require cyberspace operators with personal information of more than one million users to file for cybersecurity review with the Cybersecurity Review Office (“CRO”), in the event such operators plan for an overseas listing. As advised by the Company’s PRC legal counsel, JunHe LLP, the Revised Draft Measures were released for public comment and have not yet been adopted into law, and its implementation provisions may be different from the draft as proposed and adoption or effective date remains substantially uncertain. The Company cannot predict the impact of the draft measures, if any, at this stage, and it will closely monitor and assess any development in the rule-making process.

Securities and Exchange Commission

Under the current PRC cybersecurity laws in China, critical information infrastructure operators that intend to purchase internet products and services that may affect national security must be subject to the cybersecurity review. On July 30, 2021, the State Council of the PRC promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, which took effect on September 1, 2021. The regulations require, among others, that certain competent authorities shall identify critical information infrastructures. If any critical information infrastructure is identified, they shall promptly notify the relevant operators and the Ministry of Public Security. Currently, the Cybersecurity Law has not directly affected the Company’s business and operations, but in anticipation of the strengthened implementation of cybersecurity laws and regulations and the expansion of its business, the Company face potential risks if it is deemed as a critical information infrastructure operator under the Cybersecurity Law. In such case, the Company must fulfill certain obligations as required under the Cybersecurity Law and other applicable laws, including, among others, storing personal information and important data collected and produced within the PRC territory during its operations in China, which the Company is already doing in its business, and it may be subject to review when purchasing internet products and services. If a final version of the Revised Draft Measures are adopted, the Company may be subject to review when conducting data processing activities, and may face challenges in addressing its requirements and make necessary changes to its internal policies and practices in data processing.

As of the date hereof, the Company has not been involved in any investigations on cybersecurity review made by the CAC on such basis, and it has not received any inquiry, notice, warning, or sanctions in such respect. Based on the foregoing, the Company and its PRC legal counsel do not expect that, as of the date hereof, the current applicable PRC laws on cybersecurity would have a material adverse impact on its business.

On September 1, 2021, the PRC Data Security Law became effective, which imposes data security and privacy obligations on entities and individuals conducting data-related activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. As of the date hereof, the Company has not been involved in any investigations on data security compliance made in connection with the PRC Data Security Law, and it has not received any inquiry, notice, warning, or sanctions in such respect. Based on the foregoing, the Company do not expect that, as of the date hereof, the PRC Data Security Law would have a material adverse impact on its business.

On July 6, 2021, the relevant PRC governmental authorities publicated the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As these opinions were recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. As of the date hereof, the Company has not received any inquiry, notice, warning, or sanctions from the CSRC or any other PRC government authorities. Based on the foregoing and the currently effective PRC laws, the Company and its PRC legal counsel, JunHe LLP, are of the view that, as of the date hereof, these opinions do not have a material adverse impact on its business.

Securities and Exchange Commission

Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and how existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on its daily business operation, its ability to accept foreign investments and listing on a U.S. or other foreign exchanges. In addition, the PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and the Company cannot rule out the possibility that it will in the future release regulations or policies regarding any other industry including the industry in which the Company operate, which could adversely affect its business, financial condition and results of operations.

The Company will make applicable changes to reflect the above in the FY 2021 20-F.

12.

Please revise your disclosure to explain how the Cyberspace Administration of China oversight impacts your business and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

The Company respectfully submits that cybersecurity and data privacy and security issues are subject to increasing legislative and regulatory focus in China. The Data Security Law of the People’s Republic of China, which took effect on September 1, 2021, requires that data collection must be conducted in a legitimate and proper manner, and in order to safeguard data, data processing activities must be conducted to comply with respective graded protection systems for cybersecurity. On August 20, 2021, the SCNPC promulgated the Personal Information Protection Law (the “PIPL”), which will take effect on November 1, 2021. The PIPL further emphasizes processors’ obligations and responsibilities for personal information protection and sets out the basic rules for processing personal information and the rules for cross-border transfer of personal information. On July 10, 2021, the CAC released the Measures for Cybersecurity Review (Revised Draft for Comments) (the “Draft”). The Draft expands the scope of cybersecurity review to include (i) critical information infrastructure operators (the “CIIOs”) who purchase network products and services, which affects or may affect national security; (ii) operators who engage in data processing activities, which affects or may affect national security; and (iii) operators that are in possession of more than 1 million users’ personal information seeking a listing in a foreign country. The contents of the Draft are still under discussion and have certain ambiguities. On July 30, 2021, the State Council of the PRC promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, which took effect on September 1, 2021. The regulations require, among others, that certain competent authorities shall identify critical information infrastructures. If any critical information infrastructure is identified, they shall promptly notify the relevant operators and the Ministry of Public Security. The new cybersecurity regime in the legislative process may increase compliance standards on the Company’s business operation, and thus have a substantial impact on its business. As of the date hereof, the Company has not been involved in any investigations on cybersecurity review made by the CAC, and it has not received any inquiry, notice, warning, or sanctions. Based on the foregoing, the Company and its PRC legal counsel do not expect that, as of the date hereof, the current applicable PRC laws on cybersecurity would have a material adverse impact on its business.

The Company will make applicable changes to reflect the above in the FY 2021 20-F.

Securities and Exchange Commission

Should you have any questions about the responses contained herein, please contact the undersigned at +86-21-6422-8532 or via e-mail at frank@qk365.com or the Company’s U.S. counsel, Ms. Shuang Zhao of Cleary Gottlieb Steen & Hamilton LLP at +852-2532-3783 or via e-mail at szhao@cgsh.com.

Very truly yours,

By:	/s/ Zhichen (Frank) Sun
Name: Zhichen (Frank) Sun
Title: Chief Financial Officer

cc:	Mr. Chengcai Qu, Chairman of the board of directors, chief executive officer, chief operating officer and vice president, Q&K International Group Limited

Ms. Shuang Zhao, Partner, Cleary Gottlieb Steen & Hamilton LLP

Securities and Exchange Commission

Exhibit A

	As of September 30, 2018					As of September 30, 2019					As of September 30, 2020
	The Company	Consolidated Former VIE	Consolidated Subsidiaries	Eliminations	Group Consolidated	The Company	Consolidated Former VIE	Consolidated Subsidiaries	Eliminations	Group Consolidated	The Company	Consolidated Former VIE	Consolidated Subsidiaries	Eliminations	Group Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)					(in thousands)					(in thousands)
Cash and cash equivalents	49,880	49,977	3,895	—	103,752	101,157	55,926	2,716	—	159,799	6,015	15,227	1,637	—	22,879
Restricted cash	—	15,000	—	—	15,000	—	91,015	—	—	91,015	—	8,887	—	—	8,887
Accounts receivable	—	473	2	—	475	—	1,306	—	—	1,306	—	1,943	—	—	1,943
Amounts due from related parties	—	22,503	2	—	22,505	—	5,587	—	—	5,587	—	168	—	—	168
Prepaid rent and deposit	—	169,021	1,662	—	170,683	—	127,096	1,117	—	128,213	—	51,281	—	—	51,281
Advances to suppliers	—	13,514	3,565	—	17,079	—	64,028	—	—	64,028	—	16,043	—	—	16,043
Other current assets	1	113,835	4,609	—	118,445	1	146,316	242	—	146,559	—	44,400	57,403	—	101,803
Property and equipment, net	—	1,273,871	46,951	—	1,320,822	—	1,170,446	14,865	—	1,185,311	—	358,022	—	—	358,022
Intangible assets, net	—	1,073	159	—	1,232	—	1,240	8	—	1,248	—	222,123	—	—	222,123
Land use rights	—	11,021	—	—	11,021	—	10,734	—	—	10,734	—	10,448	—	—	10,448
Other assets	—	207	182	—	389	—	—	5,946	—	5,946	—	57,024	109	—	57,133
Intercompany receivables	344,580	37,124	—	(381,704)	—	522,124	—	57,513	(579,637)	—	836,097	—	—	(836,097)	—

Total assets	394,461	1,707,619	61,027	(381,704)	1,781,403	623,282	1,673,694	82,407	(579,637)	1,799,746	842,112	785,566	59,149	(836,097)	850,730

	As of September 30, 2018					As of September 30, 2019					As of September 30, 2020
	The Company	Consolidated Former VIE	Consolidated Subsidiaries	Eliminations	Group Consolidated	The Company	Consolidated Former VIE	Consolidated Subsidiaries	Eliminations	Group Consolidated	The Company	Consolidated Former VIE	Consolidated Subsidiaries	Eliminations	Group Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(in thousands)					(in thousands)					(in thousands)
Accounts payable	—	430,963	26	—	430,989	—	277,103	—	—	277,103	—	294,469	—	—	294,469
Amounts due to related parties	—	32,179	40	—	32,219	—	3,121	—	—	3,121	—	6,594	—	—	6,594
Deferred revenue	—	61,051	—	—	61,051	—	78,540	—	—	78,540	—	152,619	—	—	152,619
Short-term debt	—	132,048	—	—	132,048	—	319,103	—	—	319,103	221,328	540,808	—	—	762,136
Rental installment loans	—	1,108,097	—	—	1,108,097	—	756,749	—	—	756,749	—	54,505	—	—	54,505
Deposits from tenants	—	113,325	—	—	113,325	—	163,203	—	—	163,203	—	82,191	—	—	82,191
Payable for asset acquisition	—	—	—	—	—	—	—	—	—	—	—	—	165,808	—	165,808
Accrued expenses and other current liabilities	6,020	87,468	(1,334)	—	92,154	—	93,908	5,384	—	99,292	12,911	427,109	3,398	—	443,418
Long-term debt	—	165,479	—	—	165,479	—	428,345	—	—	428,345	—	464,920	—	—	464,920
Convertible note, net	—	—	—	—	—	—	—	—	—	—	206,466	—	—	—	206,466
Long-term deferred rent	—	341,303	—	—	341,303	—	387,739	—	—	387,739	—	212,054	—	—	212,054
Contingent earn-out liabilities	83,872	—	—	—	83,872	97,417	—	—	—	97,417	—	—	—	—	—
Intercompany payables	—	—	381,704	(381,704)	—	—	140,862	438,775	(579,637)	—	2,405,485	423,794	412,303	(3,241,582)	—
Deficit of investments in subsidiaries and consolidated VIE and VIE’s subsidiaries	1,101,475	—	—	(1,101,475)	—	1,346,408	—	—	(1,346,408)	—	—	—	—	—	—

Total liabilities	1,191,367	2,471,913	380,436	(1,483,179)	2,560,537	1,443,825	2,648,673	444,159	(1,926,045)	2,610,612	2,846,190	2,659,063	581,509	(3,241,582)	2,845,180
Total mezzanie equity	644,043	—	—	—	644,043	1,425,485	—	—	—	1,425,485	—	—	—	—	—
Total shareholders’ deficit	(1,440,949)	(764,294)	(319,409)	1,101,475	(1,423,177)	(2,246,028)	(974,979)	(361,752)	1,346,408	(2,236,351)	(2,004,078)	(1,873,497)	(522,360)	2,405,485	(1,994,450)

2

	For the year ended September 30, 2018					For the year ended September 30, 2019					For the year ended September 30, 2020
	The Company	Consolidated Former VIE	Consolidated Subsidiaries	Eliminations	Group Consolidated	The Company	Consolidated Former VIE	Consolidated Subsidiaries	Eliminations	Group Consolidated	The Company	Consolidated Former VIE	Consolidated Subsidiaries	Eliminations	Group Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
			(in thousands)					(in thousands)					(in thousands)
Net revenues	—	889,937	—	—	889,937	—	1,233,770	—	—	1,233,770	—	1,207,963	—	—	1,207,963
Net (loss) income	(499,922)	(251,555)	(251,380)	502,935	(499,922)	(498,337)	(177,738)	(348,873)	526,611	(498,337)	(1,533,641)	(1,500,305)	(50,689)	1,550,994	(1,533,641)
Net cash provided by(used in) operating activities	(3,805)	10,964	(105,480)	(18,727)	(117,048)	(20,149)	393,847	(139,776)	(322,111)	(88,189)	(17,452)	72,293	(30,088)	30,088	54,841
Net cash (used in) provided by investing activities	(341,213)	(714,048)	(237,850)	618,813	(674,298)	(460,663)	(713,653)	(299,774)	1,122,640	(351,450)	(478,685)	(99,172)	(234,911)	674,098	(138,670)
Net cash provided by (used in) financing activities	185,133	609,935	344,546	(600,086)	539,528	530,002	392,388	447,708	(800,529)	569,569	401,227	(95,948)	263,983	(704,186)	(134,924)

3